UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

VIRTUALSCOPICS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

928269-10-9
(CUSIP Number)

Saara Totterman
101 Stoneleigh Court, Rochester, New York 14618
585-596-3886

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 9 Pages.

CUSIP No. 928269-10-9	SCHEDULE 13D	Page 2 of 9 Pages

1	Names of Reporting Persons Saara Totterman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Finland
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 993,112
	8	Shared Voting Power 0
	9	Sole Dispositive Power 993,112
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 993,112
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.3%
14	Type of Reporting Person IN

CUSIP No. 928269-10-9	SCHEDULE 13D	Page 3 of 9 Pages

1	Names of Reporting Persons Jose Tamez-Pena
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Mexico
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,735,930
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,735,930
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,735,930
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.5%
14	Type of Reporting Person IN

CUSIP No. 928269-10-9	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.  Security and Issuer.

This Statement relates to the common stock, $0.001 par value, of VirtualScopics, Inc., a Delaware corporation with its principal executive office at 500 Linden Oaks, Rochester, New York 14625 (the "Issuer").

Item 2.  Identity and Background.

Filing Persons:

1. Saara Totterman

(a)	Name: Saara Totterman

(b)	Residence Address: 101 Stoneleigh Court, Rochester, New York 14618

(c)	Principal Occupation: Scientist. No employment at present.

(d)	During the last five years, Ms. Totterman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Ms. Totterman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Finland

2. Jose Tamez-Pena

(a)	Name: Jose Tamez-Pena

(b)	Residence Address: 20 Devonwood Lane, Pittsford, New York 14534

(c)	Principal Occupation: Scientist. No employment at present.

(d)	During the last five years, Mr. Tamez-Pena has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Tamez-Pena has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mexico

CUSIP No. 928269-10-9	SCHEDULE 13D	Page 5 of 9 Pages

NOTE: Nothing in this Statement shall be construed as a statement or admission that the Reporting Persons, Saara Totterman or Jose Tamez-Pena, or any of them, (i) are acting as a group in the acquisition, disposition or holding of shares; (ii) collectively constitute a "person" within the meaning of Section 13(d)(3), of the Securities Exchange Act of 1934, as amended (the "Act"); or (iii) for the purposes of Section 13(d) of the Act, are the beneficial owners of any shares other than those shares in which each person is specifically identified in this Statement to have a beneficial ownership.

CUSIP No. 928269-10-9	SCHEDULE 13D	Page 6 of 9 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired membership interests in the Issuer's predecessor entity, VirtualScopics, LLC (the "LLC"), in connection with the founding of the LLC. As described in the Issuer's November 2005 8-K, the members of the LLC, including the Reporting Persons, exchanged their membership interests and options to purchase membership interests for shares of common stock of the Issuer (the "Exchange Transaction"). Moreover, the Issuer agreed to assume the options. As a result of the Exchange Transaction, Ms. Totterman became the holder of 1,170,445 shares of the Issuer's common stock, par value $.001 per share and had options to acquire additional common shares of the Issuer. As a result of the Exchange Transaction, Mr. Tamez-Pena became the holder of 1,966,930 shares of the Issuer's common stock, par value $.001 per share and had options to acquire additional common shares of the Issuer.

Item 4.  Purpose of Transaction.

On or about April 18, 2008, Ms. Totterman and Mr. Tamez-Pena sent a letter to all of the Issuer's shareholders. The letter asks the Issuer's shareholders to oppose the election of certain directors specified on the shareholder's proxy card for the reasons set forth therein. A copy of this letter is attached as Exhibit A. If successful, Ms. Totterman and Mr. Tamez-Pena's proposal would result in a change to the present composition of the Issuer's board of directors and would likely result in a change to the Issuer's management.

Except as disclosed above, Ms. Totterman and Mr. Tamez-Pena do not have any present plans or proposals that relate to or would result in the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

CUSIP No. 928269-10-9	SCHEDULE 13D	Page 7 of 9 Pages

Item 5.  Interest in Securities of Issuer.

All ownership percentages set forth herein assume that there are 23,242,285 shares of common stock of the Issuer outstanding, which represents the total number of common shares reported to be outstanding as of March 28, 2008 in the Definitive Proxy Statement on Schedule 14A of the Issuer filed on April 8, 2008.

Beneficial Owner	Aggregate Number Beneficially Owned	Percentage of Class	Sole Voting Power	Sole Dispositive Power

Saara Totterman	993,112	4.3%	993,112	993,112
Jose Tamez-Pena	1,735,930	7.5%	1,735,930	1,735,930

(a)
As of the date hereof, Ms. Totterman is deemed to be the beneficial owner of an aggregate of 993,112 shares of common stock of the Issuer. As of the date hereof, Mr. Tamez-Pena is deemed to be the beneficial owner of an aggregate of 1,735,930 shares of common stock of the Issuer.

(b)
Ms. Totterman has the sole power to vote 993,112 of the shares of common stock for which beneficial ownership is reported and has the sole power to dispose of 993,112 of the shares of common stock for which beneficial ownership is reported. Mr. Tamez-Pena has the sole power to vote 1,735,930 of the shares of common stock for which beneficial ownership is reported and has the sole power to dispose of 1,735,930 of the shares of common stock for which beneficial ownership is reported.

(c)
On March 3, 2008, Mr. Tamez-Pena sold 115,000 shares of Common Stock in an open market sale transaction at $0.588 per share. On March 4, 2008, Mr. Tamez-Pena sold 116,000 shares of Common Stock in an open market sale transaction at $0.465 per share.

On March 3, 2008, Ms. Totterman sold 100,000 shares of Common Stock in an open market sale transaction at $0.5885 per share. On March 4, 2008, Ms. Totterman sold 50,000 shares of Common Stock in an open market sale transaction at $0.4654 per share. On March 11, 2008, Ms. Totterman sold 100 shares of Common Stock in an open market sale transaction at $0.7 per share. On March 12, 2008, Ms. Totterman sold 8,600 shares of Common Stock in an open market sale transaction at $0.6506 per share. On March 13, 2008, Ms. Totterman sold 31,300 shares of Common Stock in an open market sale transaction at $0.6002 per share.

(d)	Not applicable.

CUSIP No. 928269-10-9	SCHEDULE 13D	Page 8 of 9 Pages

(e)	Ms. Totterman ceased to be the beneficial owner of more than 5% of the Issuer's common stock on or about March 3, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ms. Totterman and Mr. Tamez-Pena have agreed to follow the recommendations set forth in their April 18, 2008 letter with respect to the voting of their shares.

Item 7.  Material to be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

a. Exhibit A - Letter from Ms. Totterman and Mr. Tamez-Pena to shareholders dated April 18, 2008.
b. Exhibit B - Joint Filing Agreement between Ms. Totterman and Mr. Tamez-Pena.

CUSIP No. 928269-10-9	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2008

/s/ Saara Totterman
Saara Totterman

/s/ Jose Tamez-Pena
Jose Tamez-Pena